EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Results of Annual Meeting of Shareholders

Toronto, Ontario – April 1, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA) (TSX:ELVA), a lithium-ion battery technology and manufacturing company, is pleased to announce that all of the resolutions that shareholders were asked to consider at its 2024 Annual General Meeting held on March 28th, 2024 in Toronto, Ontario, were approved. The six directors named in the management information circular of the Company, being Dr. Sankar Das Gupta, Dr. Raj Das Gupta, Dr. James Jacobs, Dr. Carolyn Hansson, Mr. Kartick Kumar, and Mr. Steven Berkenfeld were each elected as directors by over 98% of the votes cast for and less than 2% of the votes withheld at the Meeting for each director individually. Detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
Dr. Sankar Das Gupta	17,254,849	207,519	98.81%	1.19%
Dr. Carolyn Hansson	17,265,619	196,749	98.87%	1.13%
Dr. James K. Jacobs	17,321,421	140,947	99.19%	0.81%
Mr. Kartick Kumar	17,151,023	311,345	98.22%	1.78%
Dr. Raj DasGupta	17,391,166	71,202	99.59%	0.41%
Mr. Steven Berkenfeld	17,317,242	145,126	99.17%	0.83%

MNP LLP, were re-appointed as the auditors of the Company.

Additional details are included in the report of voting results filed under the Company’s profile on SEDAR at www.sedar.com.

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618